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                                                                Exhibit 1.A.3(c)

                              Commission Schedule



     The following maximum percentages of the Benchmark Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid for each policy year will be paid to the NELICO agent/New England Securities registered representative involved in the sale of a
Policy:

     Policy Year        Maximum Percentage
     -----------        ------------------

         1                      50%
        2-10                     5%
     11 and later                4%

     Agents will also receive a commission of 3% of each unscheduled payment made.

     Agents who meet certain productivity and persistency standards with respect to policies issued by NELICO and its affiliates may be eligible for additional compensation.

     New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, the commission paid to the broker-dealer will be based on the schedule illustrated above. NELICO may pay certain broker-dealers an additional bonus after the first policy year on behalf of certain registered representatives, the maximum amount of which may equal up to the amount of the basic commission for the particular policy year. Commissions will be paid through the registered broker-dealer, which may also be reimbursed for portions of expenses incurred in connection with the sale of the Policies.